UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

( ✓ ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2014

OR

(   ) Transition report pursuant to Section 15(d) of the Securities

Exchange Act of 1934 (No Fee Required)

For the transition period from      to

Commission file number 1-10026

 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp. Prosperity Plus Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Albany International Corp.

216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp. Prosperity Plus Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

Albany International Corp.

Prosperity Plus Savings Plan

December 31, 2014 and 2013

Index

Page(s)

*	Other supplemental schedules required by Form 5500 [29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA)] have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Compensation Committee of

Albany International Corp. Prosperity Plus Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Albany International Corp. Prosperity Plus Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP

Albany, New York

June 29, 2015

Report of Independent Registered Public Accounting Firm

To the Participants, Administrator and Compensation Committee of

Albany International Corp. Prosperity Plus Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the “Plan”) at December 31, 2013, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Albany, New York

June 20, 2014

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets
Investments, at fair value
Registered investment companies	$127,729,038	$118,811,745
Albany International Class A common stock	29,696,065	32,167,951
Common stock	1,017,683	642,343
Common collective trust	118,422,274	114,383,013
Total investments at fair value	276,865,060	266,005,052
Receivables
Employer contribution receivable	1,670,511	1,468,652
Participant notes receivable	5,459,756	5,098,956
Other assets	-	7,339
Total assets	283,995,327	272,579,999
Liabilities
Other liabilities	1,567	9,502
Total liabilities	1,567	9,502
Net assets reflecting investments at fair value	283,993,760	272,570,497
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive
investment contracts	(1,279,024)	(1,257,025)
Net assets available for benefits	$282,714,736	$271,313,472

The accompanying notes are an integral part of these financial statements.

3

Albany International Corp.

Prosperity Plus Savings Plan

Statements of Changes in Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013

Additions
Investment income
Interest and dividends	$6,213,374	$5,949,879
Net appreciation in fair value of investments	11,967,037	42,199,251
	18,180,411	48,149,130
Contributions
Employer	6,012,658	5,574,222
Participant	8,583,342	8,211,301
Interest income from participant notes receivable	229,287	203,269
	14,825,287	13,988,792
Deductions
Payment of benefits	(21,476,921)	(19,425,925)
Administrative expenses and other deductions	(127,513)	(68,725)
Total deductions	(21,604,434)	(19,494,650)
Net increase	11,401,264	42,643,272
Net assets available for benefits
Beginning of year	271,313,472	228,670,200
End of year	$282,714,736	$271,313,472

The accompanying notes are an integral part of these financial statements.

4

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all full time domestic employees of the Company and its subsidiaries, except those covered by a collective bargaining agreement that does not provide for participation in the Plan, temporary employees, leased employees, contractors, interns and co-op students. Eligible employees hired on or after January 1, 2009, automatically become participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the participant.

Contributions

Employees may make voluntary contributions to the Plan of 1% to 15% of eligible compensation, subject to certain limitations, on a before-and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various investment options including registered investment companies, common collective trusts, a participant directed brokerage option and Albany International Class A common stock. The Company makes a matching contribution to the Plan up to 5% of the participant’s eligible compensation. The Company contributes a 100% match of the first 4%, and 50% of the next 2% deferred by the employee.

Profit-Sharing Contribution

The Plan provides for a discretionary annual profit-sharing contribution. Profit-sharing contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company non-discretionary matching contributions. In order to receive a profit-sharing contribution, an employee must be an active contributing participant in the Plan on the last day of the year for which the profit-sharing contribution is made. If an employee is eligible, yet chooses to participate for less than a full year, the profit-sharing contribution will be pro-rated. The amount of the profit sharing contribution is based on a formula stated at the beginning of the year. The Company’s contribution for profit-sharing is in the form of cash and was $1,670,511 and $1,468,652 for the years ended December 31, 2014 and 2013, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last 12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the note (rates range between 4.25% and 10.25% at December 31, 2014 and 2013). Notes are to be repaid through payroll deductions, although they may be repaid in a lump sum amount,

5

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

generally over a period from 1 to 5 years except for notes for the purchase of a primary residence, which range from 5 to 20 years.

Vesting

Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Payment of Benefits

Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination

The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs

Certain direct costs incurred in administering the Plan are borne by the Company. The Company paid Plan administrative expenses of $121,423 and $125,676 during 2014 and 2013, respectively, which principally consisted of plan fiduciary services. Expenses paid by the Plan included investment advisory fees, and securities brokerage fees.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Statement of Net Assets Available for Benefits date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, common collective trusts, registered investment companies and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.

Accounting principles establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three general levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs include data points that are observable, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset and liability, either directly or indirectly; Level 3 inputs are unobservable data points for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Investments in common collective trust funds are valued at the net asset values per share using available inputs to measure the fair value of such funds held by the Plan at year end. There are no penalties or restrictions for withdrawing assets from the common collective trust funds at any time.

Investments in registered investment companies are valued using the quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year end.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Vanguard Retirement Savings Trust, a common collective trust. The statements of net assets available for benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits are prepared on a contract value basis. The investment in the common collective trust is recorded at net asset value (prior to adjustment to contract value) of shares held by the Plan at year end. The net asset value is provided by the trustee and is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the funds investments less its liabilities.

The common stock of Albany International Corp. and exchange traded funds, which are classified as registered investment companies, are valued using active markets at the latest quoted sales price on the last business day of the year on its principal exchange.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

7

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants were $425,520 and $340,632 for the years ended December 31, 2014 and 2013, respectively. Interest income is recorded as earned.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net depreciation/appreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits

Benefit payments are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Beginning in 2013, fees related to participant loans are paid by the participants. Prior to 2013, those fees were paid by the Company. No allowance for credit losses has been recorded as of December 31, 2014 or 2013.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation of fair value of investments.

Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were available for issuance and noted no items requiring adjustment of the financial statements or additional disclosures.

8

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

3.	Investments

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced funds	$232,359	$-	$-	$232,359
Bond funds	18,826,739	-	-	18,826,739
Domestic stock funds	91,628,647	-	-	91,628,647
International stock funds	15,463,700	-	-	15,463,700
Money market funds	1,452,090	-	-	1,452,090
Commodities	125,503	-	-	125,503
Common stock	1,017,683	-	-	1,017,683
Albany International Class A
common stock	29,696,065	-	-	29,696,065
Common collective trusts
Balanced funds	-	75,477,425	-	75,477,425
Stable trusts	-	42,944,849	-	42,944,849
Total investments	$158,442,786	$118,422,274	$-	$276,865,060

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced funds	$71,989	$-	$-	$71,989
Bond funds	15,864,350	-	-	15,864,350
Domestic stock funds	86,938,118	-	-	86,938,118
International stock funds	14,296,865	-	-	14,296,865
Money market funds	1,367,457	-	-	1,367,457
Commodities	228,216	-	-	228,216
Exchange traded note	44,750	-	-	44,750
Common stock	642,343	-	-	642,343
Albany International Class A
common stock	32,167,951	-	-	32,167,951
Common collective trusts
Balanced funds	-	68,019,636	-	68,019,636
Stable trusts	-	46,363,377	-	46,363,377
Total investments	$151,622,039	$114,383,013	$-	$266,005,052

There were no transfers between Level 1 and Level 2 for the years ended December 31, 2014 and 2013.

9

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following investments represent 5% or more of net assets available for benefits at December 31:

	2014	2013

Vanguard Institutional Index Fund	$44,598,675	$41,470,136
Vanguard Mid-Cap Index Fund	17,274,365	15,345,254
Vanguard Target Retirement 2015 Fund Trust (1)	13,447,758	12,464,269
Vanguard Target Retirement 2025 Fund Trust	22,590,731	21,173,559
Vanguard Target Retirement 2035 Fund Trust (1)	12,620,216	12,227,921
T.Rowe Price Equity Income Funds	17,697,725	18,282,617
Dodge & Cox International Stock Fund	15,380,244	14,182,205
Albany International Class A Common Stock	29,696,065	32,167,951
Vanguard Retirement Savings Trust	4,294,449	46,363,377
JPMorgan Core Bond Fund	18,764,331	-
PIMCO Total Return Fund	-	15,779,803

(1)	Investment at December 31, 2014 was less than 5% of net assets available for benefits.

During 2014 and 2013, the Plan’s investments earned interest and dividend income as follows:

	2014	2013

Registered investment companies	$5,303,528	$5,153,474
Common stock	60,133	20,436
Common collective trust	849,713	775,969
	$6,213,374	$5,949,879

During 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2014	2013

Albany International Class A Common Stock	$1,732,630	$13,588,645
Registered investment companies	10,218,618	28,582,774
Common stock	15,789	27,832
	$11,967,037	$42,199,251

10

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.	Related Party Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $3,240,140 and $9,021,734 and sold $7,499,711 and $15,652,051 of Albany International Class A common stock during the years ended December 31, 2014 and 2013. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions.

5.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for plan years prior to 2011.

6.	Reconciliation of Financial Statements to Form 5500

Certain fully benefit-responsive contracts of the Plan, such as the common collective Vanguard Retirement Savings Trust, are recorded on the financial statements at contract value, but are recorded on Form 5500 at fair value.

In addition, notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

11

Albany International Corp.

Prosperity Plus Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following is a reconciliation of net assets available for benefits from the financial statements to Form 5500 at December 31, 2014 and 2013:

	2014	2013

Net assets available for benefits per the financial statements	$282,714,736	$271,313,472
Adjustment from contract value to fair value for fully
benefit-response investment contracts held by a common
collective trust	1,279,024	1,257,025
Deemed distributions	(15,655)	(8,265)
Net assets available for benefits per Form 5500	$283,978,105	$272,562,232

The following is a reconciliation of the changes in net assets available for benefits from the financial statements to Form 5500 for the years ended December 31, 2014 and 2013:

	2014	2013

Net increase in available for benefits per the financial statements	$11,401,264	$42,643,272
Net appreciation/(depreciation) in fair value of common collective trust	21,999	(1,166,502)
Deemed distributions	(7,390)	(192)
Net increase in assets available for benefits
per Form 5500	$11,415,873	$41,476,578

12

Supplemental Schedule

13

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value

*	Alps Alerian Mlp Etf	Registered Investment Company	-	$8,760
*	Aston TAMRO Small Cap	Registered Investment Company	-	5,140,471
*	Central Gold Trust Unit	Registered Investment Company	-	1,911
*	Dodge & Cox Intl Stock	Registered Investment Company	-	15,380,244
*	Doubleline Total Return Bond	Registered Investment Company	-	9,640
*	Duff & Phelps Global Utility Income	Registered Investment Company	-	6,492
*	Fidelity Advisor Emerging Markets Income Instl Cl	Registered Investment Company	-	11,456
*	Fidelity Floating Rate High Income	Registered Investment Company	-	223,062
*	Gamco Global Gold Natural Res & Income Trust Com	Registered Investment Company	-	2,275
*	Global X Superdividend ETF	Registered Investment Company	-	3,461
*	Global X Uranium New ETF	Registered Investment Company	-	11,248
*	Ishares Select Dividend ETF	Registered Investment Company	-	17,230
*	Ishares Silver Trust	Registered Investment Company	-	20,557
*	Ishares U S Preferred Stock ETF	Registered Investment Company	-	6,113
*	Jpm Core Bond Fund R6	Registered Investment Company	-	18,764,331
*	LMP Capital & Income Fund Inc	Registered Investment Company	-	5,028
*	Loomis Sayles Global Bond Retail	Registered Investment Company	-	25,411
*	Metropolitan West Intermediate Bond	Registered Investment Company	-	5,983
*	Nuveen Build America Bond Fund	Registered Investment Company	-	6,354
*	Nuveen Floating Rate Income Opportunity Fund	Registered Investment Company	-	9,298
*	Powershares Build America Bond ETF	Registered Investment Company	-	10,106
*	Powershares Cef Income Composite ETF	Registered Investment Company	-	17,700
*	Powershares S&P 500 Low Volatility ETF	Registered Investment Company	-	17,082
*	Quest Rare Minerals Ltd	Registered Investment Company	-	3,012
*	Rare Element Resources Ltd	Registered Investment Company	-	722
*	T. Rowe Price Equity Income; R	Registered Investment Company	-	17,697,725
*	United States Nat Gas Fund Par $0.001 Ltd Partnership	Registered Investment Company	-	82,195
*	Vanguard Brokerage Option Prime Money Market	Registered Investment Company	-	1,400,585
*	Vanguard Dividend Appreciation ETF	Registered Investment Company	-	119,619
*	Vanguard Dividend Growth Investor	Registered Investment Company	-	14,939
*	Vanguard Emerging Markets Stock Index Investor	Registered Investment Company	-	54,457
*	Vanguard Financials ETF	Registered Investment Company	-	12,536
*	Vanguard FTSE All World Ex US Small Cap Investor	Registered Investment Company	-	22,224
*	Vanguard FTSE All World Ex Us Small Cap ETF	Registered Investment Company	-	211
*	Vanguard FTSE Emerging Markets ETF	Registered Investment Company	-	24,495
*	Vanguard Inst Index Fund	Registered Investment Company	-	44,598,675
*	Vanguard Md-Cap Index Fund Ins	Registered Investment Company	-	17,274,365
*	Vanguard Morgan Growth Inv	Registered Investment Company	-	6,312,191
*	Vanguard Precious Metals & Mining Investor	Registered Investment Company	-	5,858
*	Vanguard Prime Money Mkt	Registered Investment Company	-	51,506
*	Vanguard Short Term Corp Bond ETF	Registered Investment Company	-	5,972
*	Vanguard Short Term Investment Grade Investor	Registered Investment Company	-	15,020
*	Vanguard Total Stock Market ETF	Registered Investment Company	-	132,500
*	Vanguard Total World Stock ETF	Registered Investment Company	-	288
*	Vanguard Wellesley Income Admiral	Registered Investment Company	-	176,465
*	Wisdom Tree Intl Small Cap Dividend ETF	Registered Investment Company	-	19,267
				127,729,038

*	Albany International Class A	Company Stock Fund		29,696,065

13

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value

*	Aberdeen Asia Pacific Income Fund Inc	Common Stock	-	6,105
*	Abtech Holdings Inc	Common Stock	-	8,755
*	Active Power Inc New	Common Stock	-	7,610
*	Alcoa Inc	Common Stock	-	126,320
*	Altria Group Inc	Common Stock	-	24,635
*	American Airlines Group Inc	Common Stock	-	15,250
*	American Capital Agency Corp	Common Stock	-	5,149
*	Annaly Capital Management Inc	Common Stock	-	4,000
*	Apple Inc	Common Stock	-	99,388
*	Ares Capital Corp	Common Stock	-	2,809
*	At&T Inc	Common Stock	-	77,675
*	Atrinsic Inc New	Common Stock	-	5
*	Avalon Rare Metals Inc	Common Stock	-	5,587
*	Bank America Corp	Common Stock	-	9,002
*	Bankwell Financial Grp Inc	Common Stock	-	63,000
*	Baristas Coffee Company Inc	Common Stock	-	10
*	Blackrock Energy & Resources Trust	Common Stock	-	5,985
*	Blackrock Utility & Infras Tr	Common Stock	-	6,222
*	Boeing Company	Common Stock	-	77,988
*	Chevron Corp	Common Stock	-	56,090
*	Cliffs Natural Res Inc	Common Stock	-	726
*	Cohen & Steers Total Return Realty Fund Inc	Common Stock	-	4,422
*	Dow Chemical Company	Common Stock	-	22,805
*	Energy Transfer Partners Unit Ltd Partnership	Common Stock	-	19,453
*	Exide Technologies New	Common Stock	-	122
*	Gabelli Equity Trust Inc	Common Stock	-	5,176
*	Geckosystems International Corp	Common Stock	-	435
*	Generex Biotechnology Corp Del	Common Stock	-	2,394
*	Government Properties Income Trust	Common Stock	-	4,602
*	Hatteras Financial Corp Reit	Common Stock	-	2,580
*	Hcp Inc	Common Stock	-	4,623
*	Itonis Inc	Common Stock	-	4,482
*	Kinder Morgan Inc De	Common Stock	-	20,436
*	Lynas Corp Ltd	Common Stock	-	59
*	Marathon Petroleum Corp	Common Stock	-	9,171
*	Mcdermott Intl Inc	Common Stock	-	562
*	Medical Properties Trust	Common Stock	-	4,410
*	Mistral Ventures Inc Com Par $0.001	Common Stock	-	211
*	Ocata Therapeutics Inc	Common Stock	-	24
*	Pepsico Inc	Common Stock	-	4,964
*	Pharmagen Inc	Common Stock	-	5
*	Plum Creek Timber Company Inc	Common Stock	-	42,790
*	Potash Corp Of Saskatchewan Inc	Common Stock	-	4,945
*	Potlatch Corp New	Common Stock	-	41,870
*	Procter & Gamble Company	Common Stock	-	45,385
*	Rayonier Advanced Matls Inc	Common Stock	-	7,426
*	Rayonier Inc	Common Stock	-	27,940
*	Seadrill Ltd	Common Stock	-	3,793
*	Solo International Inc New	Common Stock	-	60
*	Starbucks Corp	Common Stock	-	8,324
*	Thq Inc Par $.01	Common Stock	-	-
*	Under Armour Inc Cl A	Common Stock	-	6,790
*	Uranerz Energy Corp	Common Stock	-	4,374
*	Vantage Drilling Company	Common Stock	-	489
*	Verizon Communications Inc	Common Stock	-	71,437
*	Westport Innovations Inc	Common Stock	-	3,460
*	Xg Technology Inc Par $.00001	Common Stock	-	35,037
*	Zbb Energy Corp New	Common Stock	-	306
*	Zoom Technologies Inc Par $0.01	Common Stock	-	11
				1,017,683

*	Vanguard Tgt Retirement 2010 Tr II	Common Collective Trust	-	1,424,740
*	Vanguard Tgt Retirement 2015 Tr II	Common Collective Trust	-	13,447,758
*	Vanguard Tgt Retirement 2020 Tr II	Common Collective Trust	-	6,570,868
*	Vanguard Tgt Retirement 2025 Tr II	Common Collective Trust	-	22,590,731
*	Vanguard Tgt Retirement 2030 Tr II	Common Collective Trust	-	3,086,420
14

Albany International Corp.

Prosperity Plus Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

(a)	(b)	(c)	(d)	(e)
		Description of Investments Including
	Identity of Issue/Borrower,	Maturity Date, Rate of Interest,	Cost **	Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value		Value

*	Vanguard Tgt Retirement 2010 Tr II	Common Collective Trust	-	1,424,740
*	Vanguard Tgt Retirement 2015 Tr II	Common Collective Trust	-	13,447,758
*	Vanguard Tgt Retirement 2020 Tr II	Common Collective Trust	-	6,570,868
*	Vanguard Tgt Retirement 2025 Tr II	Common Collective Trust	-	22,590,731
*	Vanguard Tgt Retirement 2030 Tr II	Common Collective Trust	-	3,086,420
*	Vanguard Tgt Retirement 2035 Tr II	Common Collective Trust	-	12,620,216
*	Vanguard Tgt Retirement 2040 Tr II	Common Collective Trust	-	2,397,584
*	Vanguard Tgt Retirement 2045 Tr II	Common Collective Trust	-	6,651,506
*	Vanguard Tgt Retirement 2050 Tr II	Common Collective Trust	-	1,680,459
*	Vanguard Tgt Retirement 2055 Tr II	Common Collective Trust	-	548,201
*	Vanguard Tgt Retirement 2060 Tr II	Common Collective Trust	-	50,470
*	Vanguard Target Retirement Inc. Tr II	Common Collective Trust	-	4,408,472
*	Vanguard Retire Savings Trust III	Common Collective Trust	-	42,944,849
				118,422,274
*	Participant Note Receivable	Participant loans (for a term not exceeding 20 years at interest rates ranging from 4.25% to 10.25%), maturities from 1/15/2013 through 7/24/2032		5,459,756

				$282,324,816

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore, is not included

15

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBANY INTERNATIONAL CORP.
By:	/s/ John B. Cozzolino
Name: John B. Cozzolino
Title: Chief Financial Officer and Treasurer and
Chairman, Albany International Corp. Pension Administration Committee
16